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Exhibit 1

MI Developments Inc.
455 Magna Drive Aurora, Ontario L4G 7A9 Tel: (905) 713-6322 Fax: (905) 713-6332

PRESS RELEASE

MI DEVELOPMENTS REJECTS GREENLIGHT APPLICATION

August 2, 2005, Aurora, Ontario, Canada — MI Developments Inc. (TSX: MIM.SV.A, MIM.MV.B; NYSE: MIM) ("MID") today announced that an oppression application has been filed against it and certain of its current and former directors and officers with the Ontario Superior Court of Justice by Greenlight Capital, Inc. and certain hedge funds managed by Greenlight.

"We believe Greenlight's application is without merit," said John Simonetti, Chief Executive Officer of MID. "MID will vigorously defend against this application. Given that the matter is before the courts, we will not be making any further comment at this time."

About MID

MID is a real estate operating company engaged in the ownership, development, management, leasing and acquisition of industrial and commercial real estate properties located in North America and Europe. Virtually all of our income-producing properties are currently under lease to Magna International Inc. and its subsidiaries. MID also holds a controlling investment in Magna Entertainment Corp., North America's number one owner and operator of horse racetracks, based on revenues, and one of the world's leading suppliers, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets.

For further information about this press release, please contact Richard J. Crofts, Executive-Vice President, Corporate Development, General Counsel and Secretary, at 905-726-7192.

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PRESS RELEASE MI DEVELOPMENTS REJECTS GREENLIGHT APPLICATION